Mail Stop 3561

March 5, 2007

Mr. Gary L. McArthur
Vice President and Chief Financial Officer
1025 West NASA Boulevard
Melbourne, Florida 32919

   Re: **Harris Corporation**
      Form 10-K for the year ended June 30, 2006
      Filed September 7, 2006
      File No. 001-03863

Dear Mr. McArthur:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief